

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

<u>Via E-mail</u>
Jon E. Kirchner
Chief Executive Officer
DTS, Inc.
5220 Las Virgenes Road
Calabasas, CA 91302

      Re: **DTS, Inc.**
               Form 10-K for the fiscal year ended December 31, 2012
               Filed March 18, 2013
               Form 10-Q for the period ended September 30, 2013
               Filed November 6, 2013
               File No. 000-50335

Dear Mr. Kirchner:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Stephen Krikorian

               Stephen Krikorian
               Accounting Branch Chief